GoENERGY, INC.
1010 AVENUE OF THE AMERICAS, SUITE 302
NEW YORK, NY 10018

January 7, 2011

Ms. Susann Reilly
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GoEnergy, Inc. Form 8-K Filed December 14, 2010 File No. 000-33383

Dear Ms. Reilly:

This will confirm the verbal conversation with you in December 2010 during which you granted GoEnergy, Inc. (the “Company”) an extension until January 12, 2011 to respond to the letter of the U.S. Securities and Exchange Commission dated December 15, 2010 related to the Company’s Current Report on Form 8-K that was filed on December 14, 2010.

Please contact me on (212) 765-5700 should you have any question.  Thank you for your attention.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
President and CEO